FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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1st February 2011

GSK Announces the Sale of its Entire Shareholding in Quest Diagnostics

GlaxoSmithKline plc ("GSK") announces that it has sold its entire holding of 30,755,151 shares of common stock in Quest Diagnostics Inc. ("Quest").  The sale comprised a secondary public offering by GSK (the "Offering") and an accompanying repurchase of shares by Quest (the "Repurchase").  GSK originally acquired the shareholding as partial consideration for the sale of its clinical laboratories business in 1999 and has since gradually reduced its stake in stages.

The Offering and Repurchase are together expected to generate gross proceeds to GSK of approximately $1.7 billion.  Net of tax, GSK expects to receive cash proceeds of approximately $1.1 billion.

Commenting on the transaction, Julian Heslop, CFO of GSK said, "Whilst we have been pleased with our investment in Quest Diagnostics, we have been considering the sale of our remaining position in the company for some time. We have decided that now is a good time to take advantage of favourable market conditions, thereby releasing funds from one of our non-core assets.  This divestment demonstrates our focus on generating attractive returns for our shareholders and our ability to monetize significant gains when appropriate."

Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC agreed to purchase from GSK the shares sold in the Offering.

V A Whyte
Company Secretary

01 February 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 1, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc